# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: W. R. Berkley Corporation, CIK 0000011544
CUSIP: 084423102
Title of class of securities: Common stock, par value $0.20 per share
Address of issuer's principal executive offices: 475 Steamboat Road, Greenwich, Connecticut (CT), 06830
Date of event which requires filing of this statement: 02/05/2026
Filed by CIK 0001142206
Persons authorized to receive notices and communications: Mitsui Sumitomo Insurance Co., Ltd., Attn: Kunihisa Kawasaki, 9, Kanda-Surugadai, 3-chome, Chiyoda-Ku, Tokyo, Japan (M0), 101-8011, 81-3-3259-1462; Debevoise & Plimpton LLP, Attn: Eric T. Juergens, Esq, 66 Hudson Boulevard, New York, New York (NY), 10001, (212) 909-6000

## Reporting persons
- Mitsui Sumitomo Insurance Co., Ltd. (CIK 0001142206): type of reporting person: insurance company (IC); citizenship or place of organization: Japan (M0); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 56,458,656; shared voting power 0; sole dispositive power 56,458,656; shared dispositive power 0; aggregate amount beneficially owned 56,458,656 (14.9% of the class); the aggregate amount excludes certain shares
  Comment: The aggregate amount in row (11) does not reflect shares of common stock, par value $0.20 per share (the "Common Stock"), of W. R. Berkley Corporation (the "Issuer") held by WR Berkley & Others LLC ("Family Holdings"), as further described in Items 5(a) and 6.
  
  Percentages are based on 380,021,174 shares of Common Stock outstanding as of October 28, 2025, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 3, 2025.
- MS&AD Insurance Group Holdings, Inc. (CIK 0001431048): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Japan (M0); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 56,458,656; sole dispositive power 0; shared dispositive power 56,458,656; aggregate amount beneficially owned 56,458,656 (14.9% of the class); the aggregate amount excludes certain shares
  Comment: The aggregate amount in row (11) does not reflect shares of Common Stock held by Family Holdings, as further described in Items 5(a) and 6.
  
  Percentages are based on 380,021,174 shares of Common Stock outstanding as of October 28, 2025, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 3, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.20 per share
Name of issuer: W. R. Berkley Corporation
Address of issuer's principal executive offices: 475 Steamboat Road, Greenwich, Connecticut (CT), 06830
Comment: This Amendment No. 2 amends the Statement on Schedule 13D initially filed on December 11, 2025 with the Securities and Exchange Commission, and amended on January 14, 2026 (as amended, the "Statement") by MS&AD Insurance Group Holdings, Inc., a kabushiki kaisha (stock corporation) organized under the laws of Japan ("MS&AD Holdings"), and Mitsui Sumitomo Insurance Co., Ltd., a kabushiki kaisha (stock corporation) organized under the laws of Japan ("MSI" and together with MS&AD Holdings, the "Reporting Persons").

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented by adding the following paragraph at the end of Item 3:

Between January 15, 2026 and February 6, 2026, MSI purchased an aggregate of 3,732,152 shares of Common Stock in the open market at average prices per share as set forth in Schedule I to this Statement for an aggregate purchase price of $252,827,490.60, all of which was paid using cash on hand. The shares of Common Stock were purchased in the open market pursuant to the previously disclosed 10b5-1 purchase plan entered into with Jefferies LLC on October 3, 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated in its entirety to read as follows:

MSI beneficially owns 56,458,656 shares of Common Stock, representing fourteen and nine-tenths percent (14.9%) of the shares of Common Stock outstanding. Because MSI is its wholly-owned subsidiary, MS&AD Holdings may, in accordance with the rules of the Securities and Exchange Commission, be deemed to be an indirect beneficial owner of the shares of Common Stock beneficially owned by MSI. MS&AD Holdings disclaims beneficial ownership of such shares. The percentage beneficial ownership of the Reporting Persons has been determined based on 380,021,174 shares of Common Stock outstanding as of October 28, 2025, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 3, 2025.

The beneficial ownership information set forth above does not include any securities of the Issuer beneficially owned by Family Holdings. As a result of the Framework Agreement and LLC Agreement described in Item 6 of this Statement, the Reporting Persons may be deemed to beneficially own and share voting power over the shares of Common Stock beneficially owned by Family Holdings. As of the date hereof, Family Holdings beneficially owns an aggregate of 67,069,033 shares of Common Stock (approximately seventeen and six-tenths percent (17.6%) of the total number of shares of Common Stock outstanding).

This Statement is not an admission or acknowledgment that the Reporting Persons constitute a "group" within the meaning of Rule 13d-5(b)(1) under the Act with Family Holdings.
Number of shares as to which each person has sole or shared power to vote or dispose: In addition to the description set forth above in Item 5(a), see the cover pages of this Statement for indications of the respective voting powers and disposition powers of the Reporting Persons.
Transactions in the class effected during the past sixty days: Schedule I sets forth the purchases of shares of Common Stock by MSI in the open market between January 15, 2026 and February 6, 2026 and is incorporated herein by reference. Except for the foregoing or as otherwise set forth herein, each of the Reporting Persons reports that neither it, nor to its knowledge, any other person named in Item 2 of this Statement, has effected any transactions in Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as set forth herein, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.8 Schedule I, dated February 6, 2026

99.9 Joint Filing Agreement, dated December 11, 2025, by and between Mitsui Sumitomo Insurance Co., Ltd. and MS&AD Insurance Group Holdings, Inc. (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons with the SEC on December 11, 2025)

## Signatures
- Mitsui Sumitomo Insurance Co., Ltd.: /s/ Hironori Morimoto, Hironori Morimoto/Authorized Signatory (02/06/2026)
- MS&AD Insurance Group Holdings, Inc.: /s/ Hironori Morimoto, Hironori Morimoto/Authorized Signatory (02/06/2026)